SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

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The York Water Company
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THE YORK WATER COMPANY
130 EAST MARKET STREET
YORK, PENNSYLVANIA 17401

March 23, 2009

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF THE YORK WATER COMPANY

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of The York Water Company will be held at The Strand-Capitol Performing Arts Center, 50 North George Street, York, Pennsylvania, on Monday, May 4, 2009, at 1:00 p.m. for the purpose of taking action upon the following proposals:

(1)   To elect four (4) Directors to three-year terms of office; and

(2)   To appoint an independent registered public accounting firm to audit the financial statements of the Company for the year 2009; and

(3)   To transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on February 27, 2009, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and at any adjournment or adjournments thereof.

You are cordially invited to attend the meeting. In the event you will be unable to attend, you are respectfully requested to submit your proxy either (a) electronically or; (b) by signing, dating and returning the enclosed proxy at your earliest convenience in the enclosed stamped return envelope. Returning your proxy does not deprive you of the right to attend the meeting and vote your shares in person.

By order of the Board of Directors,



BRUCE C. McINTOSH
Secretary

THE YORK WATER COMPANY
130 EAST MARKET STREET
YORK, PENNSYLVANIA 17401

March 23, 2009

PROXY STATEMENT

This Proxy Statement and the accompanying form of proxy are being furnished to the shareholders of The York Water Company (hereinafter referred to as the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company, whereby shareholders would appoint William T. Morris, P.E., Jeffrey S. Osman, and John L. Finlayson, and each of them, as Proxies on behalf of the shareholders, to be used at the Annual Meeting of the Shareholders of the Company to be held at 1:00 p.m. at The Strand Capitol Performing Arts Center, 50 North George Street, York, Pennsylvania, Monday, May 4, 2009 (the "Annual Meeting"), and at any adjournment thereof.

Instead of mailing a printed copy of our proxy materials to each shareholder of record, the Company is now furnishing proxy materials on the Internet. Shareholders will receive a Notice Regarding the Availability of Proxy Materials (the "Notice") by mail. The Notice will instruct you as to how you may access and review the proxy materials. The Notice also instructs you as to how you may submit your proxy over the Internet. If you would like to receive a printed copy of our proxy materials, or vote by telephone, you should follow the instructions included in the Notice. It is anticipated that proxy materials will first be made available on the Internet March 23, 2009.

A shareholder who submits a proxy electronically or completes and forwards the enclosed proxy is not precluded from attending the Annual Meeting and voting his or her shares in person, and may revoke the proxy by delivering a later dated proxy or by written notification at any time before the proxy is exercised.

The expense of this solicitation will be paid by the Company. If necessary, some of the officers of the Company and regular employees of the Company may solicit proxies personally or by telephone.

PURPOSE OF THE MEETING

At the Annual Meeting, shareholders of the Company will consider and vote upon two proposals: (i) to elect four (4) Directors to serve for a term of three (3) years; and (ii) to ratify the appointment of Beard Miller Company LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2009. Shareholders may also consider and vote upon such other matters as may properly come before the Annual Meeting or any adjournment thereof.

VOTING AT THE MEETING

The outstanding securities of the Company entitled to vote at the meeting consist of 11,373,296 shares of Common Stock. The presence at the Annual Meeting in person or by proxy of shareholders entitled to cast a majority of the votes, which all shareholders are entitled to cast will constitute a quorum for the Annual Meeting.

The record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting or at any adjournment or adjournments thereof was the close of business on February 27, 2009. Shareholders are entitled to one vote for each share on all matters coming before the meeting, except that shareholders have cumulative voting rights with respect to the election of Directors. Cumulative voting rights permit each shareholder to cast as many votes in the election of each class of Directors to be elected as shall equal the number of such shareholder's shares of Common Stock multiplied by the number of Directors to be elected in such class of Directors, and each shareholder may cast all such votes for a single nominee or distribute such votes among two or more nominees in such class as the shareholder may see fit. Discretionary authority to cumulate votes is not being solicited.

In accordance with Pennsylvania law, a shareholder can withhold authority to vote for all nominees for Directors or can withhold authority to vote for certain nominees for Directors. Directors will be elected by a plurality of the votes cast. Votes that are withheld will be excluded from the vote and will have no effect.

Any votes that are withheld on the proposal to ratify the selection of the independent registered public accounting firm will have no effect because this proposal requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote.

Brokers who have received no voting instructions from their customers will have discretion to vote with respect to election of directors and the proposal to ratify the Company's auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

No person, so far as known to the Company, beneficially owns more than five (5) percent of the Company's outstanding common stock as of February 27, 2009.

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of February 27, 2009, by (1) each director and other director nominee of the Company, (2) each executive officer named in the summary compensation table included elsewhere herein and (3) all executive officers and directors as a group.

The information appearing in the following table with respect to principal occupation and beneficial ownership of Common Stock of the Company has been furnished to the Company by the four nominees, the six directors continuing in office, and the four executive officers as of February 27, 2009.

NOMINEES FOR ELECTION TO THREE YEAR TERM EXPIRING IN 2012

Name	Age	Principal Occupation During Last Five Years	Director or Officer Since	Full Shares Owned Beneficially (1)		Percent of Total Shares Outstanding (2)
George Hay Kain, III	60	Substitute School Teacher April 2007 to date Consultant, January 2004 to April 2007 Sole Practitioner, Attorney at Law April 1982 to January 2004	8/25/1986	33,956	(3)	0.30
Michael W. Gang, Esq.*	58	Attorney, Post & Schell PC, Counselors at Law, October 2005 to date Post & Schell PC is counsel to the Company Partner/Attorney Morgan, Lewis & Bockius Counselors at law, October 1984 to October 2005	1/22/1996	8,739		0.08
George W. Hodges	58	Chairman, The Wolf Organization, Inc. February 2008 to date Office of the President, The Wolf Organization, Inc., Distributor of Building Products, January 1986 to February 2008	6/26/2000	1,654	(4)	0.01
Jeffrey R. Hines, P.E.*	47	President and Chief Executive Officer, The York Water Company, March 2008 to date Chief Operating Officer and Secretary, The York Water Company, January 2007 to March 2008 Vice President-Engineering and Secretary, The York Water Company, January 2003 to December 2006	1/28/2008	31,799	(5)	0.28

TO CONTINUE FOR TERMS EXPIRING IN 2010

Name	Age	Principal Occupation During Last Five Years	Director or Officer Since	Full Shares Owned Beneficially (1)		Percent of Total Shares Outstanding (2)
William T. Morris, P.E.*	71	Retired, Chairman of the Board, The York Water Company, November 2001 to date	4/19/1978	34,323	(6)	0.30
Jeffrey S. Osman*	66	Retired, President and Chief Executive Officer, The York Water Company, January 2003 to March 2008	5/1/1995	17,996	(7)	0.16
Cynthia A. Dotzel, CPA	54	Principal, SF & Company CPAs & Business Advisors, January 2009 to date Founder, Secretary and Treasurer, Dotzel & Company, CPAs, October 1980 to December 2008	1/26/2009	555		0.00

4

TO CONTINUE FOR TERMS EXPIRING IN 2011

Name	Age	Principal Occupation During Last Five Years	Director or Officer Since	Full Shares Owned Beneficially (1)		Percent of Total Shares Outstanding (2)
John L. Finlayson	68	Vice President Susquehanna Real Estate, LP May 2006 to date Vice President-Finance and Administration, Susquehanna Pfaltzgraff Co., Radio Stations, Cable TV, August 1978 to May 2006	9/2/1993	18,355		0.16
Thomas C. Norris*	70	Retired, Chairman of the Board, Glatfelter, Paper Manufacturer, May 2000 to date	6/26/2000	17,701	(8)	0.16
Ernest J. Waters	59	York Area Manager, Met-Ed, a First Energy Company, Electric Utility March 1998 to date	9/24/2007	100		0.00

EXECUTIVE OFFICERS

Name	Age	Principal Occupation During Last Five Years	Director or Officer Since	Full Shares Owned Beneficially (1)		Percent of Total Shares Outstanding (2)
Kathleen M. Miller	46	Chief Financial Officer and Treasurer, The York Water Company, January 2003 to date	1/1/2003	3,576		0.03
Joseph T. Hand	46	Chief Operating Officer, The York Water Company, March 2008 to date Chief, Navigation Branch, Baltimore District, U.S. Army Corps of Engineers, September 2006 to February 2008 Deputy Commander and Deputy District Engineer, Baltimore District, U.S. Army Corps of Engineers, June 2003 to September 2006	3/3/2008	4,807	(9)	0.04
Bruce C. McIntosh	56	Vice President-Human Resources and Secretary, The York Water Company, March 2008 to date Vice President-Human Resources, The York Water Company, May 1998 to March 2008	5/4/1998	2,900		0.03
Vernon L. Bracey	47	Vice President-Customer Service, The York Water Company, March 2003 to date	3/1/2003	334	(10)	0.00
All Directors and Executive Officers as a group				176,795	(11)	1.6

5

*Members of the Executive Committee

(1)　Except as indicated in the footnotes below, Directors possessed sole voting power and sole investment power with respect to all shares set forth in this column.

(2)　The percentage for each individual or group is based on shares outstanding as of February 27, 2009.

(3)　Includes 3,876 shares held by the estate of Mr. Kain's wife for which Mr. Kain disclaims beneficial ownership. Also includes 15,059 shares held by the estate of Mr. Kain's grandfather, for which he is one of three co-trustees and shares voting power and investment power. Shares are held in a brokerage account under terms that require them to be pledged as security for margin loans into which Mr. Kain enters.

(4)　Includes 25 shares held by Mr. Hodges' wife, for which Mr. Hodges disclaims beneficial ownership.

(5)　Includes 3,472 shares held by Mr. Hines' wife, for which Mr. Hines disclaims beneficial ownership.

(6)　Includes shares owned jointly with Mr. Morris' wife, for which he shares voting and investment power.

(7)　Includes shares owned jointly with Karen E. Knuepfer, for which he shares voting and investment power.

(8)　Includes 7,371 shares held by Mr. Norris' wife, for which Mr. Norris disclaims beneficial ownership.

(9)　Includes shares owned jointly by Mr. Hand's wife for which he shares voting and investment power. Includes shares held by Mr. Hand's children for which Mr. Hand disclaims beneficial ownership.

(10)　Includes 17 shares held by Mr. Bracey's step-son for which Mr. Bracey disclaims beneficial ownership.

(11)　Includes shares owned by family members, and certain other shares, as to which some Directors and Officers disclaim any beneficial ownership and which are further disclosed in the notes above.

ELECTION OF DIRECTORS

At the Annual Meeting, all the nominees, each of whom is currently serving as Director, are to be elected to serve for the ensuing three (3) years and until their respective successors have been elected and qualified. The bylaws of the Company provide that the Board of Directors will consist of not less than a total of eight Directors, who are elected to staggered three-year terms of office. Each share represented by the enclosed proxy will be voted for each of the nominees listed, unless authority to do so is withheld. If any nominee becomes unavailable for any reason or if a vacancy should occur before the election (which events are not anticipated), the shares represented by the enclosed proxy may be voted as may be determined by the Proxies.

The four Directors are to be elected by a plurality of the votes cast at the Annual Meeting. The Board of Directors unanimously recommends a vote **"FOR"** each of the nominees.

With the assistance of legal counsel of the Company, the Nomination and Corporate Governance Committee reviewed the applicable standards for Board member independence and the criteria applied to determine "Audit Committee financial expert" status. The Committee also reviewed a summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director affiliated entities.

On the basis of this review, the Nomination and Corporate Governance Committee delivered a report to the full Board and the Board made its independence and "Audit Committee financial expert" determinations based on the Nomination and Corporate Governance Committee report and supporting information.

As a result of this review the Board affirmatively determined that the following Directors are "independent directors" as such term is defined in Marketplace Rule 4200(a)(15) of the National Association of Securities Directors (NASD):

Ernest J. Waters	George W. Hodges
John L. Finlayson	George Hay Kain III
Michael W. Gang, Esq.	Thomas C. Norris
Cynthia A. Dotzel, CPA	

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Director Jeffrey R. Hines reported his December 24, 2008 direct stock purchase of 428.266 shares on December 31, 2008. Director George W. Hodges reported his December 30, 2008 transfer of 4,475 shares held by his wife on January 5, 2009. These transactions were the only transactions for which Mr. Hines' and Mr. Hodges' reports were not timely filed.

Other than the aforementioned transactions, the Company believes that during the year ended December 31, 2008, all directors and executive officers complied with all applicable filing requirements of Section 16(a) of the Securities Exchange Act of 1934. The foregoing statement is based solely upon a review of copies of reports on Forms 3, 4 and 5 furnished to the Company and written representations of its Directors and executive officers that no other reports were required.

GENERAL INFORMATION ABOUT OTHER BOARDS OF DIRECTORS

The following member of the Board of Directors of The York Water Company is a Board member of another publicly held company as indicated below:

Board Members	**Publicly Held Companies Other Than The York Water Company**
Mr. George W. Hodges	Fulton Financial Corp.

COMMITTEES AND FUNCTIONS

The Company has an Executive Committee, an Audit Committee, a Compensation Committee, and a Nomination and Corporate Governance Committee, all of which are composed of members of the Board of Directors.

The Executive Committee held four (4) meetings during the fiscal year ended December 31, 2008. The Executive Committee is empowered to function as delegated by the Board of Directors. The Executive Committee is composed of the following Directors appointed by the Board: Thomas C. Norris, Chairman; William T. Morris, P.E., Michael W. Gang, Esq.; Jeffrey S. Osman; and Jeffrey R. Hines, P.E.

The Audit Committee held four (4) meetings during the fiscal year ended December 31, 2008. The Audit Committee monitors the audit functions of our independent public accountants and internal controls of the Company. The Audit Committee is composed of the following independent Directors appointed by the Board: John L. Finlayson, Chairman; George W. Hodges; and Thomas C. Norris, all of whom have been determined to be independent by the Board as defined in NASD Rule 4200 (a)(15). The Board has adopted a written charter for the Audit Committee, which it reviews and reassesses on an annual basis. A copy of the Audit Committee Charter is available on the Company's website, on the Corporate Governance page at www.yorkwater.com.

The Compensation Committee held four (4) meetings during the fiscal year ended December 31, 2008. The Compensation Committee considers and makes recommendations to the Board of Directors concerning the proposed compensations, salaries and per diems of the corporate officers, Directors and members of the Committees of the Board of Directors of the Company. The Compensation Committee is composed of the following Independent Directors appointed by the Board: George W. Hodges, Chairman; George Hay Kain, III; and Thomas C. Norris, all of whom have been determined to be independent by the Board as defined in NASD Rule 4200 (a)(15). The Board has adopted a written charter for the Compensation Committee, which it reviews and reassess on an annual basis. A copy of the Compensation Committee Charter is available on the Company's website, on the Corporate Governance page at www.yorkwater.com.

The Nomination and Corporate Governance Committee held four (4) meetings during the fiscal year ended December 31, 2008. The Nomination and Corporate Governance Committee makes recommendations to the Board of Directors for nominations for Directors and Officers of the Company. This Committee will consider nominees recommended by shareholders of the Company. Such recommendations shall be made in writing, should include a statement of the recommended nominee's qualifications and should be addressed to the Committee at the address of the Company. In accordance with the Company's by-laws, actual nominations must be made in writing and must be received by the Company not less than ninety (90) days before the date of the Annual Meeting.

The Nomination and Corporate Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Nomination and Corporate Governance Committee requires that the Committee consider and recommend to the Board the appropriate size, function and needs of the Board, so that the Board as a whole collectively possesses a broad range of skills, industry and other knowledge and business and other experience useful to the effective oversight of the Company's business. The Board also seeks members from diverse backgrounds with a reputation for integrity. In addition, Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions that they can make to the Company. The Committee considers all of these qualities when selecting, subject to Board ratification, candidates for Director. No distinctions are made as between internally recommended candidates and those recommended by shareholders.

The Nomination and Corporate Governance Committee is composed of the following Directors appointed by the Board: Michael W. Gang, Chairman; John L. Finlayson; and Ernest J. Waters, all of whom have been determined to be independent by the Board as defined in NASD Rule 4200 (a)(15). The Board of Directors has adopted a written charter for the Nomination and Corporate Governance Committee, which it reviews and reassesses on an annual basis. A copy of the Nomination and Corporate Governance Committee charter is available on the Company's website, on the Corporate Governance page at www.yorkwater.com.

The Nomination and Corporate Governance Committee develops and makes recommendations to the Board of Directors concerning corporate governance principles and guidelines.

EXECUTIVE SESSIONS OF THE BOARD

The independent directors of the Board schedule regular executive sessions of independent directors in which they meet without management participation.

COMMUNICATION WITH THE BOARD OF DIRECTORS

A shareholder, who wishes to communicate with the Board of Directors, or specific individual Directors, may do so by directing a written request addressed to such Directors or Director in care of the Secretary of The York Water Company, at the address appearing on the first page of this proxy statement. Communication(s) directed to members of the Board of Directors who are not non-management Directors will be relayed to the intended Board member(s) except to the extent that it is deemed unnecessary or inappropriate to do so pursuant to the procedures established by a majority of the independent Directors. Communications directed to non-management Directors will be relayed to the intended Board member(s) except to the extent that doing so would be contrary to the instructions of the non-management Directors. Any communication so withheld will nevertheless be made available to any non-management Director who wishes to review it.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Our Named Executive Officers. This section discusses the compensation we paid to our named executive officers (as defined by SEC rules) in 2008. They are:

Name	**Title**
Jeffrey R. Hines, P.E.	President, Chief Executive Officer and Director
Jeffrey S. Osman	President, Chief Executive Officer and Director; Retired as President and Chief Executive Officer on February 29, 2008
Kathleen M. Miller	Chief Financial Officer
Joseph T. Hand	Chief Operating Officer
Bruce C. McIntosh	Vice President-Human Resources
Vernon L. Bracey	Vice President-Customer Service

General Philosophy. We compensate our senior management through a combination of base salary and cash incentives designed to be competitive with comparable employers and to align management's incentives with the long-term interests of our customers. Our compensation setting process consists of establishing a base salary for each senior manager and designing an annual cash incentive for such manager to reward the achievement of specific operational goals.

Base Salary. To assist us in establishing base salary in 2008, the Compensation and Nomination Committee engaged SAJE, a nationally recognized consulting firm, to provide a survey of the compensation of senior management at York and at seven comparable investor-owned water utilities. These comparables included Aqua America, Inc., Aquarion Water Company, California Water Service Company, Middlesex Water Company, Pennichuck Water, San Jose Water Company, and United Water. SAJE also determined relative measures of the relationship between the size and compensation of the companies included in the survey.

Based upon our analysis of the base salary levels and trend lines developed using regression analysis reflected in the survey, we establish base salaries for our senior management. The base salary of the President and Chief Executive Officer and other Named Executive Officers is below the 25th percentile of the seven comparable investor-owned water utilities.

Bonuses and Equity Compensation. We do not provide bonuses or equity compensation to senior management.

Cash Incentives. Our practice is to use cash awards to incentivize our senior managers to create value for our customers. To that end, we adopted a Cash Incentive Plan in 2005, pursuant to which our Compensation Committee sets annual performance objectives and target incentive payment amounts. All of our managers participate in the plan, including our senior managers.

The plan is administered by the Compensation Committee, which has complete and final authority to, among other things, select participants, to determine the goals and circumstances under which incentive awards are granted, to grant awards and to construe and interpret the Plan. Decisions of the Compensation Committee with respect to the administration and interpretation of the Plan are final, conclusive and binding upon all participants.

The Compensation Committee has discretion to determine all performance objectives and standards for incentive awards. An example of possible standards is strategic business criteria, consisting of meeting specified water quality standards, environmental or safety standards, affordability of rates and customer satisfaction standards. The Compensation Committee may exercise its discretion to eliminate, reduce or increase the amounts payable as incentive, subject to such business criteria or other measures of performance.

Under the plan, annual performance objectives are established no later than ninety (90) days after the beginning of any annual incentive period, which is usually a calendar year. Each performance objective carries with it a score of five (5) points. No points are awarded for partial achievement of performance objectives. Incentive awards are granted only if an overall score of seventy-five (75) percent of the available performance objective points are achieved. The Compensation Committee believes that achieving performance objectives should be the shared responsibility of management. Accordingly, if an overall score of seventy-five (75) percent of the available performance objective points is achieved, all participants receive their target incentive awards. If an overall score of less than seventy-five (75) percent of the available performance objectives is achieved, no participant receives any award.

The Compensation Committee set the performance objectives and target incentive awards for 2008 on January 28, 2008. For 2008, the Compensation Committee determined that the amount of the target cash incentive award would be 5% of the base salary as of December 31, 2008 for each management employee, including senior management employees. The 2008 performance objectives as determined by the Compensation Committee were: construct distribution center, install residual handling facilities, interconnect and integrate West Manheim acquisition, rehabilitate infrastructure, obtain regulatory approval of municipal contract, consolidate billing cycles, design and permit spillway improvements, issue tax exempt debt, complete an equity offering, complete a major rate case, establish direct stock purchase plan, implement e-proxy process and conduct a benefits analysis.

On January 26, 2009, the Compensation Committee determined that our management had achieved seventy-five (75) percent of the performance objectives for 2008, but had fallen slightly short of the set business criteria. The Committee awarded the senior managers the amounts set forth on the 2008 Grants of Plan Based Awards Table below, which was approximately ninety-eight (98) percent of the target incentive amount for each senior manager.

On January 26, 2009, the Compensation Committee determined performance objectives and target incentive amounts to be awarded under the plan for 2009. The performance objectives were: implement on-line bill pay, implement a service line protection plan, develop a twenty-year meter change out plan, rehabilitate infrastructure, develop an annual hydrant inspection plan, obtain regulatory approval of municipal contract, design and permit spillway improvements, conduct a customer attitude survey, implement a customer satisfaction survey, complete an equity offering, reduce the number of billing cycles, complete recommendations of the management audit, develop a payment agreement reconciliation process and implement identity theft procedures. The target incentive amounts for 2009, as determined by the Compensation Committee are 5% of senior managers' base salary as of December 31, 2009.

Severance Benefits. Other than Change in Control payments described below, we do not provide severance benefits to employees.

Retirement Plans. We provide a traditional defined benefit pension plan. Senior management is entitled to benefits under the defined benefit pension plan upon retirement after the age of 55 on the same terms as other employees. The pension benefit is based on the years of service multiplied by the sum of $19.25 and 1-1/2% of that portion of the final average monthly earnings which are in excess of $400. The final average monthly earnings are the average of the employee's earnings for the highest consecutive sixty (60) complete months during the last one hundred and twenty (120) complete months immediately prior to the date the pension benefit calculation is made. Employees who terminate their employment prior to the age of 55 may elect to collect benefits upon attaining age 55.

We also provide a supplemental retirement program, which provides senior management with a retirement benefit after the age of 55 in addition to the defined benefit pension. The supplemental retirement program is designed to encourage senior management to stay with the Company until retirement. Generally, supplemental retirement benefits are made available to senior management and are payable to the executive or his or her beneficiary over 15 years. The annual benefit payable under the supplemental retirement program is calculated by multiplying the number of years of service subsequent to December 31, 1983 by a predetermined annual retirement benefit unit as shown below:

Mr. Hines	1,441
Mr. Osman	1,389
Ms. Miller	1,394
Mr. McIntosh	1,754
Mr. Bracey	1,471

The estimated annual benefit payable to Mr. Hines at normal retirement age under the supplemental retirement program is $53,333. The estimated annual benefit payable to Mr. Osman, Ms. Miller, Mr. McIntosh and Mr. Bracey at normal retirement age under the supplemental retirement program is $33,333. Benefits are paid monthly. Senior managers who terminate their employment prior to the age of 55 forfeit their supplemental retirement benefits.

We also provide a deferred compensation program to senior management. The deferred compensation program permits senior managers to defer up to 5% of salary over an eight (8) year period, with the Company matching the deferment up to 2-1/2% of salary. Mr. Bracey is the only senior management member currently deferring salary and in 2008, he received annual matching benefits of $1,595. Annually, the Company credits participants' deferred compensation balance with interest on the existing credit balance at a rate selected by the Company, currently equal to the December 31 rate of Moody's AAA Corporate Bond Yield. This rate amounted to 4.64% for 2008. Our deferred compensation program does not provide above-market or preferential earnings. Payouts from this plan on retirement, termination, disability or death are described in detail below in the narrative discussion accompanying the 2008 Nonqualified Deferred Compensation Table.

All senior managers participate in our 401(k) savings plan on the same terms as other employees. We provide an annual maximum matching contribution of $2,240 per employee. Mr. Osman elected to receive a matching contribution of $866 during 2008. Mr. Bracey elected to receive a matching contribution of $191 in 2008. Mr. Hand elected to receive a matching contribution of $1,913 in 2008. All other senior managers elected to receive the maximum matching contribution of $2,240 during 2008.

Change in Control. Our senior management has built York Water into the successful business that it is today. We believe that it is important to protect them in the event of a change of control and to protect the company from the distractions senior managers often suffer as a result of the uncertainties that frequently surround changes in control. Accordingly, in 2008 we entered into amended and restated agreements with each of our senior managers that provide for certain payments upon changes of control in consideration of such senior managers agreeing not to compete with us for a period of time following the termination of their employment. Most change in control payments are only paid if the senior manager in question is terminated in connection with a change in control. In certain circumstances, however, payments may be made to senior managers who do not terminate their employment for one year following a change in control of us. These payments incentivize our senior managers to continue their employment amid the uncertainty that often follows changes in control and thereby promotes stability for the company during such times. Change in control benefits are paid lump sum and are based on a multiple of base salary and cash incentive compensation. In the event of a change of control, we also continue health and other insurance benefits for up to one year depending on circumstances. The agreements are valid for an initial term of five years, and renew automatically for one-year periods after the first five years. The agreements terminate upon the employee reaching age 65 or terminating employment with the Company. The Company must provide 90 days notice to terminate the agreements. These agreements are described in more detail below under the heading "Potential Payments upon Termination or Change in Control."

Perquisites and Other Benefits. The primary perquisite for senior management is the use of York Water's vehicles for personal use. The most common personal use of York Water's vehicles by senior management is commuting to and from work. No member of senior management receives perquisites valued in the aggregate at $10,000 or more.

Senior management also participates in York Water's other benefit plans on the same terms as other employees. These plans include medical and health insurance, life insurance and employee stock plan discount.

Board Process. The Compensation Committee of the Board of Directors approves all compensation and awards to executive officers, which include the Chief Executive, Chief Financial Officer, Chief Operating Officer and two vice presidents. The Compensation Committee reviews the performance and compensation of the Chief Executive and, following discussions with that individual, and a review of the data provided by SAJE, establishes his compensation level. For the remaining executive officers, the Chief Executive Officer makes recommendations to the Compensation Committee that generally are approved. With respect to the cash incentive awards, the Compensation Committee grants cash incentives, generally based upon the recommendation of the Chief Executive Officer.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management, and based on that review and discussion, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

George W. Hodges,	George Hay Kain III,	Thomas C. Norris,
Chairman	Member	Member

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation paid by the Company to senior managers or accrued by the Company for the senior managers in 2008, 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director	2008	215,085	11,056	124,314	4,484	354,939
	2007	146,914	7,415	463	2,240	157,032
	2006	124,450	6,314	20,711	1,950	153,425
Jeffrey S. Osman (1) Retired President, Chief Executive Officer and Director	2008	106,766	2,404	29,811	966	139,947
	2007	286,953	14,348	116,003	1,772	419,076
	2006	269,083	13,714	178,177	1,950	462,924
Kathleen M. Miller Chief Financial Officer	2008	116,806	5,725	43,235	3,409	169,175
	2007	103,232	5,162	4,637	2,429	115,460
	2006	96,968	4,925	8,307	3,223	113,426
Joseph T. Hand Chief Operating Officer	2008	91,938	4,545	0,000	1,913	98,396
Bruce C. McIntosh Vice President- Human Resources	2008	105,098	5,118	109,839	3,411	223,466
	2007	99,412	4,971	9,080	2,240	115,703
	2006	96,022	4,826	20,077	1,950	122,875
Vernon L. Bracey Vice President- Customer Service	2008	95,572	4,667	37,162	3,381	140,782

(1) Jeffrey S. Osman retired from the Company on February 29, 2008 and was succeeded as President and CEO by Jeffrey R. Hines.

2008 GRANTS OF PLAN BASED AWARDS TABLE

Non-Equity Incentive Awards. As described in the Compensation Discussion and Analysis under the heading "Cash Incentives," our practice is to award cash incentives based upon the achievement of diverse performance objectives. The performance objectives are established annually by the Compensation Committee, and are designed to recognize and reward the achievement of our goals and the creation of value for our customers. The following table sets forth awards granted to our senior managers in 2008 pursuant to our incentive plan.

Name and Principal Position	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director	11,056
Jeffrey S. Osman Retired President, Chief Executive Officer and Director	2,404
Kathleen M. Miller Chief Financial Officer	5,725
Joseph T. Hand Chief Operating Officer	4,545
Bruce C. McIntosh Vice President-Human Resources	5,118
Vernon L. Bracey Vice President-Customer Service	4,667

The awards appearing in this table also appear in the Summary Compensation Table.

We do not grant equity incentive plan awards.

2008 PENSION BENEFITS TABLE

The table below sets forth the present value of accumulated benefits payable to each senior manager, including the number of years of credited service, under the Company's General and Administrative Pension Plan (a defined benefit pension plan) and its Supplemental Executive Retirement Plan. Detailed information on these plans can be found in the Compensation Discussion and Analysis above, under the heading "Retirement Plans."

Name and Principal Position	Plan Name	Years of Credited Service	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director	General and Administrative Pension Plan	18	139,661	
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director	Supplemental Executive Retirement Plan	19 *	154,767	
Jeffrey S. Osman Retired President, Chief Executive Officer and Director	General and Administrative Pension Plan	24	787,697	68,118
Jeffrey S. Osman Retired President, Chief Executive Officer and Director	Supplemental Executive Retirement Plan	24	312,149	27,778
Kathleen M. Miller Chief Financial Officer	General and Administrative Pension Plan	12	72,158	
Kathleen M. Miller Chief Financial Officer	Supplemental Executive Retirement Plan	5	35,609	
Bruce C. McIntosh Vice President-Human Resources	General and Administrative Pension Plan	12	106,451	
Bruce C. McIntosh Vice President-Human Resources	Supplemental Executive Retirement Plan	10	161,294	
Vernon L. Bracey Vice President-Customer Service	General and Administrative Pension Plan	10	46,235	
Vernon L. Bracey Vice President-Customer Service	Supplemental Executive Retirement Plan	5	40,690	

* This benefit was provided retroactively for five months rather than delaying entry by seven months.

All assumptions made in quantifying the present value of the accumulated benefits to the senior managers under these plans are described in Note 6 to the Company's Financial Statements included in our 2008 Annual Report to Shareholders. The present values are based upon a 6.00% discount rate.

2008 NONQUALIFIED DEFERRED COMPENSATION TABLE

The table set forth below presents contributions, earnings and the balance at year-end (including tax gross-up) for the accounts of our senior managers under our deferred compensation program that is described in more detail in the Compensation Discussion and Analysis under the heading "Deferred Compensation."

Name and Principal Position	Executive Contribution	Company Contribution	Earnings	Distributions	Balance at Year-End
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director			2,244		85,182
Jeffrey S. Osman (1) Retired President, Chief Executive Officer and Director			100	13,507	52,900
Kathleen M. Miller, Chief Financial Officer			1,169		44,390
Bruce C. McIntosh, Vice President-Human Resources			1,171		44,443
Vernon L. Bracey Vice President-Customer Service	3,189	1,595	1,595		60,541

(1) Jeffrey S. Osman retired on February 29, 2008 and is no longer eligible for payouts upon disability, termination of employment or death.

PAYOUT OF DEFERRED COMPENSATION ACCOUNTS

Payouts upon Retirement. Following a senior manager's retirement, a monthly retirement benefit will be paid to him or her for 120 months. This benefit will be equal to a percentage of his or her deferred income account immediately prior to retirement divided by the following factor (1 minus the corporate federal and state income tax rate for the Company immediately prior to retirement). Assuming a federal income tax rate of 34% and a state income tax rate of 9.99% for 2008, and assuming all senior managers were eligible for retirement as of December 31, 2008, the senior managers would receive the monthly benefits in the table that follows the next paragraph.

Payouts upon Disability. If a senior manager becomes disabled before his or her deferred income account has been distributed, a monthly retirement benefit will be paid to him or her for 120 months. This benefit will be equal to a percentage of his or her deferred income account immediately prior to the date he or she became disabled divided by the following factor (1 minus the corporate federal and state income tax rate for the Company immediately prior to the date he or she became disabled). Assuming a federal income tax rate of 34% and a state income tax rate of 9.99% for 2008, and assuming each senior manager became disabled as of December 31, 2008, such senior managers would receive the following monthly benefits in the table that follows.

Name and Principal Position	Deferred Income Account Percentage (%)	Monthly Retirement Amount ($)
Jeffrey R. Hines, P.E., President, Chief Executive Officer and Director	1.110	946
Kathleen M. Miller, Chief Financial Officer	0.833	370
Bruce C. McIntosh, Vice President-Human Resources	0.833	370
Vernon L. Bracey, Vice President-Customer Service	0.833	505

Payouts upon Termination of Employment. If a senior manager's employment with the Company is terminated other than by death or disability before he or she is eligible for retirement, the amount of his or her contributions, without the Company's matching contribution and without accumulated interest credited to the deferred income account shall be distributed to such senior manager immediately upon his or her termination in a lump sum. Assuming each senior manager were terminated as of December 31, 2008, such senior managers would be entitled to receive the following lump sum payments:

Name and Principal Position	Lump Sum Payment Upon Termination ($)
Jeffrey R. Hines, P.E., President, Chief Executive Officer and Director	18,238
Kathleen M. Miller, Chief Financial Officer	10,216
Bruce C. McIntosh, Vice President-Human Resources	10,021
Vernon L. Bracey, Vice President-Customer Service	21,240

Payouts upon Death. If a senior manager were to die before distribution of his or her deferred income account has commenced, his or her beneficiary would receive a death benefit in an amount equal to the higher of $150,000 or the senior manager's deferred income account immediately prior to his or her death divided by the following factor (1 minus the corporate federal and state income tax rate for the Company immediately prior to the date of death). The death benefit determined as above will be paid to beneficiaries in a lump sum. Assuming death benefits for each senior manager become payable as of December 31, 2008, such senior manager's respective beneficiaries would be entitled to receive the following lump sum payments:

Name and Principal Position	Beneficiary Death Benefit ($)
Jeffrey R. Hines, P.E., President, Chief Executive Officer and Director	150,000
Kathleen M. Miller, Chief Financial Officer	150,000
Bruce C. McIntosh, Vice President-Human Resources	150,000
Vernon L. Bracey, Vice President-Customer Service	150,000

POTENTIAL PAYMENTS UPON TERMINATION OR A CHANGE IN CONTROL

Description of Change in Control Agreements. We have entered into Amended and Restated Change in Control Agreements with each member of senior management that provide for payments to them under certain circumstances in connection with a change in control in consideration of such senior managers agreeing not to compete with us for a period of time following the termination of their employment.

Under all agreements, generally a "change in control" will occur if:

- Any person or affiliated group (with limited exceptions) becomes the beneficial owner in the aggregate of 50 percent or more of all of our voting securities;

- A majority of our Board of Directors is involuntarily removed or defeated for re-election to our Board of Directors (for example, as a result of a proxy contest);

- We are party to a merger or reorganization pursuant to which the holders of our voting securities prior to such transaction become the holders of 50 percent or less of the voting securities of the new merged or reorganized company; or

- The Company is liquidated or dissolved, or all of its assets are sold to a third party;

In each circumstance described above, our Board of Directors may make a determination that the circumstances do not warrant the implementation of the provisions of the agreement, and in such case, the change in control will not trigger any payments under the agreements.

All payments under the agreements are triggered by the occurrence of a change in control of us, and most payments also require that the relevant senior manager's employment also be terminated. The amounts of payments to our senior managers under these agreements vary depending on the timing of the change in control and the timing and manner of the termination of employment. Generally, the manner of termination is divided into four categories.

A "for cause" termination results from:

- misappropriation of funds or any act of common law fraud;
- habitual insobriety or substance abuse;
- conviction of a felony or any crime involving moral turpitude;
- willful misconduct or gross negligence by the senior manager in the performance of his duties;
- the willful failure of the senior manager to perform a material function of his duties; or
- the senior manager engaging in a conflict of interest or other breach of fiduciary duty.

A "good reason" termination occurs when the senior manager terminates his own employment following a change in control and after one or more of the following has occurred:

- the Company has breached the change in control agreement;
- the Company has significantly reduced the authority, duties or responsibilities of the senior manager or reduced his base compensation or annual bonus compensation opportunity;
- the Company has reduced the senior manager from the employment grade or officer positions which he or she holds; or
- the Company has transferred the senior manager, without his or her express written consent, to a location that is more than 50 miles from his or her principal place of business immediately preceding the change of control.

A voluntary termination is the termination by the senior manager of his or her own employment under circumstances that would not be a "good reason" termination. Examples are ordinary retirement or leaving the Company to seek other job opportunities.

An involuntary termination is a termination in connection with a change in control that is not a "for cause" termination, a good reason termination or a voluntary termination.

Payouts under Change in Control Agreements. Under the agreements, all senior managers are entitled to payment in the case of an involuntary termination or a good reason termination within some time period surrounding a change in control of us (generally six months prior to or one year following a change in control). Payments are paid in lump sums and are based on a multiple of base salary and cash incentive compensation earned by the senior manager in the preceding 12 months. We call this amount "base pay." Additionally, Messrs. Hines, Hand, Bracey, and McIntosh, and Ms. Miller are entitled to payment of "stay bonuses" if they remain employed by us for one year following a change in control, and smaller stay bonuses if they remain employed for at least three months following a change in control and then voluntarily terminate their employment more than three months but less than one year following a change in control. Finally, our senior managers are entitled to have their health and welfare benefits continue for periods of up to one year following the termination of their employment (subject to such benefits terminating or such senior manager becoming covered by the benefit plans of another employer).

The table below sets forth the relevant base pay multiples, lump sum payout amounts and the value of continued benefits our senior managers would receive under various circumstances under their change in control agreements. For the purposes of this table, we have assumed that a change in control occurred on December 31, 2008. Jeffrey S. Osman retired on February 28, 2008 and is no longer eligible for change in control payouts.

Name	Multiple of Base Pay	Lump Sum Payment Amount ($)	Health and Other Insurance Benefits ($) (1)	Total ($)
Jeffrey R. Hines, P.E.				
Involuntary termination or good reason termination.	2.99 times	676,742	3,189	679,931
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	56,584	3,189	59,773
Continuing employment for one year after a change in control.	.5 times	113,168	3,189	116,357
Kathleen M. Miller				
Involuntary termination or good reason termination.	.5 times	61,316	5,180	66,496
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	30,658	5,180	35,838
Continuing employment for one year after a change in control.	.5 times	61,316	5,180	66,496
Joseph T. Hand				
Involuntary termination or good reason termination.	.5 times	48,282	343	48,625
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	24,141	343	24,484
Continuing employment for one year after a change in control.	.5 times	48,282	343	48,625

Name	Multiple of Base Pay	Lump Sum Payment Amount ($)	Health and Other Insurance Benefits ($) (1)	Total ($)
Bruce C. McIntosh				
Involuntary termination or good reason termination.	.5 times	55,153	6,745	61,898
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	27,577	6,745	34,322
Continuing employment for one year after a change in control.	.5 times	55,153	6,745	61,898
Vernon L. Bracey				
Involuntary termination or good reason termination.	.5 times	50,161	12,059	62,220
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	25,080	12,059	37,139
Continuing employment for one year after a change in control.	.5 times	50,161	12,059	62,220

(1) The value of health benefits was determined using the estimated rates applicable under the Comprehensive Omnibus Budget Reconciliation Act (COBRA) for terminated employees.

Payment of the lump sum payments under the change in control agreements is contingent upon the senior manager executing a standard release. The change in control agreements also contain non-competition provisions that generally require that, a senior manager will not, while he or she is employed by us and for one year following the termination of his or her employment by us:

- participate in the ownership, management, operation, control or financing of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise with or use or permit his or her name to be used in connection with, any business or enterprise engaged in by us within our franchised territory;
- solicit or attempt to convert any account or customer of the Company to another supplier; or
- solicit or attempt to hire any employee of the Company.

Any breach of this non-competition agreement can result in damages being awarded to the Company, including in the amount of one-half of any lump sum payments described above.

Other Payouts. The senior managers will also be entitled to the payouts of their pension and supplemental retirement accounts upon retirement and payout of their deferred compensation accounts upon termination of their employment with us.

Using the assumptions described in Note 6 to the Company's Financial Statements included in our 2008 Annual Report to Shareholders, and assuming that all of our senior managers remain with the Company until reaching age 55 (or, for those who are currently older than age 55, assuming they retired as of December 31, 2008) our senior managers have earned monthly benefits under the pension plan and supplemental retirement plan as follows:

Name	Plan Name	Monthly Benefit ($)
Jeffrey R. Hines, P.E.	General and Administrative Pension Plan	3,576
Jeffrey R. Hines, P.E.	Supplemental Executive Retirement Plan	2,282
Kathleen M. Miller	General and Administrative Pension Plan	1,672
Kathleen M. Miller	Supplemental Executive Retirement Plan	581
Bruce C. McIntosh	General and Administrative Pension Plan	1,649
Bruce C. McIntosh	Supplemental Executive Retirement Plan	1,462
Vernon L. Bracey	General and Administrative Pension Plan	1,258
Vernon L. Bracey	Supplemental Executive Retirement Plan	613

Our senior managers will also be entitled to be paid the amounts described in the narrative discussion accompanying the 2008 Nonqualified Deferred Compensation Table above in the manner described in that section.

2008 DIRECTOR COMPENSATION TABLE

Director	Fees Earned Paid in Cash	All Other Compensation	Total Compensation
Thomas C. Norris, Chairman of the Board	36,900		36,900
William T. Morris, P.E. Retired,Chairman of the Board	36,558	2,240	38,798
John L. Finlayson	30,750		30,750
Michael W. Gang. Esq.	26,600		26,600
George W. Hodges	28,750		28,750
Jeffrey S. Osman	20,350	83,160	103,510
George Hay Kain III	22,550		22,550
Ernest J. Waters	22,000		22,000

Director Fees Earned. The bylaws of the Company require directors to be shareholders. In consideration of the services they provide to us, directors who are not regular full-time employees are entitled to receive $13,200 per year plus $700 for attendance at each regular and special meeting of the Board of Directors. Audit Committee members are entitled to receive $800 for attendance at each regular or special meeting of the Audit Committee. The chairperson of the Audit Committee receives $1,500 for attendance at each Audit Committee meeting. All other committee members who are not regular full-time employees are entitled to receive $700 for attendance at each Committee meeting. The chairperson of each Committee receives $900 for attendance at Committee meetings.

Prior to July 1, 2008, the Board established a base salary for the retired Chairman of $12,960, to compensate him for the duties he performed and responsibilities he fulfilled. The base salary for the former Chairman is included in the Fees Earned column.

Prior to July 1, 2008, the retired Chairman participated in our 401(k) savings plan on the same basis as other employees. In 2008, we provided matching contributions of $2,240 for his account. The 401(k) matching contribution is shown in the All Other Compensation Column.

Prior to July 1, 2008, the retired Chairman also participated in York Water's other benefit plans on the same terms as other employees. These plans include medical and health insurance and employee stock purchase plan discount.

Mr. Osman provided regulatory consulting services to the Company in 2008 in the amount of $83,160 which is shown in the All Other Compensation column of the above table.

No perquisites are provided to Directors.

There were 13 Board of Directors' Meetings during calendar year 2008. All Directors attended at least 75% of the scheduled Board of Directors and committee meetings.

DISCLOSURE OF RELATED PARTY TRANSACTIONS

The Board has adopted a policy setting forth procedures for the review, approval and monitoring of transactions involving the Company and related persons (directors, nominees for directors, 5% security holders, and executive officers or their immediate family members). Under the policy, the Audit Committee is responsible for reviewing and approving all related party transactions involving directors and executive officers or an immediate family member of a director or executive officer. In furtherance of this policy, the Company's Board of Directors has adopted a Code of Conduct applicable to all Directors, officers and employees, which generally requires the reporting to management of transactions or opportunities that constitute conflicts of interest so that they may be avoided. Our Code of Conduct is available on our web site, on the Corporate Governance page at www.yorkwater.com. Pursuant to our Audit Committee Charter, any transaction between us and our officers and directors or holders of 5% of more of our common stock that should be avoided pursuant to these policies must be reviewed and approved by the Audit Committee.

The Company does not have any material related party transactions in which a related person has a direct or indirect benefit.

We have reviewed the related party transactions between Director Michael W. Gang, Esq. and Post & Schell PC, counsel to the Company, with Jeffrey S. Osman, Retired President and Chief Executive Officer, and with Jeffrey R. Hines and Star Systems Engineering, a supplier of the Company and have determined that these interests are not material. The Company paid Post & Schell PC $212,021 for legal services during 2008. Mr. Gang is partner with Post & Schell PC. Mr. Osman provided regulatory consulting services to the Company in 2008, the value of which was $83,160. Star Systems Engineering, a company partially owned by the wife of Jeffrey R. Hines, supplied computer hardware and support services to the Company in 2008 amounting to $75,455.

REPORT OF THE AUDIT COMMITTEE

The Company's Audit Committee (the "Committee") consists of three non-employee Directors who are "independent Directors" as defined in NASD Rule 4200 (a)(15). The Board of Directors has determined that each member of the Audit Committee is financially literate. In January 2003, the Board of Directors adopted an amended and restated written charter for the Audit Committee. A copy of the Audit Committee Charter is available on the Company's website, on the Corporate Governance page at www.yorkwater.com .

The Audit Committee reviews the Company's financial reporting process on behalf of the Board, reports to the Securities and Exchange Commission on Forms 10-Q and 10-K and releases of earnings. In addition, the Committee selects, subject to stockholder ratification, the Company's independent registered public accounting firm.

The Board of Directors has determined that John L. Finlayson, Chairman of the Audit Committee, is an Audit Committee financial expert within the meaning of the applicable SEC rules. Mr. Finlayson is a Certified Public Accountant, and has an understanding of generally accepted accounting principles and financial statements, as well as the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Mr. Finlayson is experienced in the preparation and auditing of financial statements of public companies, and has an understanding of accounting estimates, internal control over financial reporting, and audit committee functions. He is independent of management.

There are no disagreements with Beard Miller Company LLP, the Company's principal accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The audit reports of Beard Miller Company LLP do not contain any adverse opinion or disclaimer of opinion, nor are they qualified or modified as to uncertainty, audit scope or accounting principles.

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an integrated audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB)(United States) and to issue reports thereon. The Committee's responsibility is to monitor and oversee these processes.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm (Beard Miller Company LLP). Management represented to the Committee that the Company's audited financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the audited financial statements with management and Beard Miller Company LLP. The Committee also reviewed with Beard Miller Company LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and auditor independence from the Company and its management, and has received the written disclosures and the letter required by the PCAOB.

The Committee met with Beard Miller Company LLP, with and without management present, to discuss the overall scope and plans for their audits, the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based upon the Committee's discussions with management and Beard Miller Company LLP and the Committee's review of the representations of management and Beard Miller's report to the Committee, the Committee recommended that the Board include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the SEC.

John L. Finlayson, Chairman
George W. Hodges, Member   Thomas C. Norris, Member

SHAREHOLDER APPROVAL OF
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has approved the appointment of Beard Miller Company LLP, York, Pennsylvania, as the independent public registered accounting firm to audit the financial statements of the Company for the year 2009. Beard Miller Company LLP audited the Company's financial statements for the years ended December 31, 2008, 2007 and 2006. There have been no disagreements between the Company and Beard Miller Company LLP concerning the Company's financial statements. It is intended that, unless otherwise specified by the shareholders, votes will be cast pursuant to the proxy hereby solicited in favor of the appointment of Beard Miller Company LLP.

Audit fees and all professional services to be rendered by Beard Miller Company LLP are approved by the Company's Audit Committee. The Board considers the possible effect on auditors' independence of providing non-audit services prior to the service being rendered, but the Board does not anticipate significant non-audit services will be rendered during 2009.

The following table presents fees for services provided by Beard Miller Company LLP were as follows for 2008 and 2007:

	2008	2007
Audit Fees (1)	144,664	99,900
Audit Related Fees (2)	8,555	0
Tax Fees (3)	9,710	9,100
All Other Fees (4)	100	0
	163,029	109,000

(1) Professional services rendered for 2008 include (a) the audit of the Company's annual financial statements, (b) the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q, (c) the audit of the effectiveness of internal control over financial reporting, and (d) consent and comfort letters in connection with registration and debt offering statements. Professional services rendered for 2007 include (a) the audit of the Company's annual financial statements, (b) the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q, and (c) the audit of the effectiveness of internal control over financial reporting.

(2) Audit related fees include a limited scope audit of the Company's 401(k) plan.

(3) Tax fees include preparation of the federal income tax return and other tax matters.

(4) Other fees include two educational seminars conducted by Beard Miller and attended by Company personnel.

The Audit Committee approves in advance any audit or non-audit services provided by outside auditors. During 2008 and 2007, there were no exceptions to the Audit Committee's pre-approval requirements.

Representatives of Beard Miller Company LLP are expected to be present at the Annual Meeting. Representatives of Beard Miller Company LLP will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote at the Annual Meeting. The Board of Directors unanimously recommends a vote **"FOR"** this proposal. It is understood that even if the selection of Beard Miller Company LLP is ratified, the Audit Committee, in its discretion, may direct the appointment of a new independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

DISCRETIONARY AUTHORITY

The notice of Annual Meeting of Shareholders calls for the transaction of such other business as may properly come before the meeting. The Board of Directors has no knowledge of any matters to be presented for action by the shareholders at the meeting other than is hereinbefore set forth. In the event additional matters should be presented, however, the proxies will exercise their discretion in voting on such matters.

SHAREHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTORS

In accordance with the Company's bylaws, shareholder's proposals and nominations for Directors for consideration at the 2010 Annual Meeting of Shareholders must be received by the Company in writing prior to February 2, 2010.

OTHER MATTERS

The Company's Board of Directors has adopted a Code of Conduct applicable to all Directors, officers and employees. Our Code of Conduct constitutes a "code of ethics" as required by Item 406 of Regulation S-K. There were no waivers of the Code made for any Director, officer or employee during 2008. A copy of the Code of Conduct was filed with the Securities and Exchange Commission as Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. The Code of Conduct is also available, free of charge, on our website, on the Corporate Governance page at www.yorkwater.com. The Company intends to disclose amendments to, or Director, officer and employee waivers from, the Code of Conduct, if any, on its website, or by Form 8-K to the extent required.

Further information regarding the Company is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which has been filed with the Securities and Exchange Commission. The Form 10-K (including financial statements and schedules) may be obtained free of charge by writing to: The York Water Company, 130 East Market Street, York, Pennsylvania 17401. Copies of exhibits to the Form 10-K will be furnished upon request and the payment of a reasonable fee. The Form 10-K is also available, free of charge, on the Investor Relations page of the Company's website at www.yorkwater.com.

A copy of the Company's Annual Report to Shareholders, which includes financial statements, does not form part of the proxy solicitation materials. The Annual Report to Shareholders is also available, free of charge, on the Investor Relations page of the Company's website at www.yorkwater.com.



"That good York water"
SINCE 1816

THE YORK WATER COMPANY
130 E. MARKET STREET
BOX 15089
YORK, PA 17405

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THE YORK WATER COMPANY

Directors recommend a vote FOR all the nominees listed.

For All	Withhold All	For All Except
▢	▢	▢

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Vote on Directors

1. ELECTION OF DIRECTORS

Nominees:

01) George Hay Kain III
02) Michael W. Gang, Esq.
03) George W. Hodges
04) Jeffrey R. Hines, P.E.

Vote on Proposal

	For	Against	Abstain
2. Appoint Beard Miller Company LLP as auditors.	▢	▢	▢

3. DISCRETIONARY AUTHORITY
To transact such other business as may properly come before the Meeting and any adjournment thereof according to the proxies' discretion and in their discretion.

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Please indicate if you plan to attend this meeting. ▢ Yes ▢ No

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

The York Water Company
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
THE YORK WATER COMPANY

Proxy - Annual Meeting of Shareholders
May 4, 2009

The undersigned, a Shareholder of The York Water Company, a Pennsylvania corporation (the "Company"), does hereby appoint William T. Morris, P.E., Jeffrey S. Osman, and John L. Finlayson, and each of them, the true and lawful attorneys and proxies with full power of substitution, for and in the name, place and stead of the undersigned, to vote all of the shares of Common Stock of the Company which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company to be held Monday, May 4, 2009 at 1:00 p.m. local time at the Strand-Capitol Performing Arts Center, 50 North George Street, York, Pennsylvania or at any adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 2.

(Continued and to be signed on reverse side)